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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

November 15, 2018

Dear Sir/ Madam,

Sub: Disclosures

Please find enclosed the press release titled- "**Infosys announces Jayesh Sanghrajka as the interim CFO**"

This is for your information and records. The press release will also be hosted on the Company's website, at www.infosys.com.

Thanking you.

Yours Sincerely,
For **Infosys Limited**

A. G. S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

PRESS RELEASE

Infosys announces Jayesh Sanghrajka as the interim CFO

Bengaluru - November 15, 2018: Infosys (NYSE, BSE, NSE: INFY) announced that the Board of Directors at its meeting today appointed Jayesh Sanghrajka as the interim Chief Financial Officer ("CFO") and Key Managerial Personnel of the Company with effect from November 17, 2018. The Board is in the process of selecting the next CFO. The current CFO, M.D. Ranganath will step down on November 16, 2018.

Jayesh Sanghrajka has spent 13 years in Infosys over two stints and has performed various leadership roles in the finance function. He is currently Executive Vice President and Deputy Chief Financial Officer at Infosys. Mr. Sanghrajka has over 20 years of experience and is a Chartered Accountant.

About Infosys
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press

release. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Media Contacts

Asia Pacific
Sarah Gideon
Infosys, India
+91 80 4156 5007
Sarah_Gideon@infosys.com

Americas
Chiku Somaiya
Infosys, USA
+1 408 375 2722
Chiku.Somaiya@infosys.com

Brief Profile- Jayesh Sanghrajka

Jayesh has over 20 years of experience across a wide spectrum of finance functions. He has worked at Infosys for 13 years – first between 2000-07 and currently since December 2012. Jayesh was appointed as the Deputy Chief Financial Officer for the Infosys Group in October 2015 and presently oversees the group's finance function. Prior to his current role, Jayesh was the Financial Controller for Infosys. Between 2000 and 2007, he managed a variety of functions including SoX compliance, Internal Audit and Technical Accounting. He also managed the finance function of all of Infosys' subsidiaries and was a senior member of the company's taxation team.

Less than a year into his current role as the Deputy CFO, Jayesh won Business-world's award for the 'Most Promising Future CFO'. Under Jayesh's leadership, the finance team at Infosys initiated a series of initiatives aimed at making a positive business impact culminating in multiple awards including Best Investor Relations, Best in-house tax team in Asia, Treasury Management and Best Business Enabler function at Infosys for two years in a row (2017 and 2018).

Apart from Infosys, Jayesh worked at multiple firms such as KPMG, Tishman Speyer, Rediff and MuSigma. He is a Chartered Accountants and is a Grad CWA from the Institute of Cost and Works Accountants of India.